Exhibit 12.01
NUSTAR ENERGY L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, Except Ratio)

	Six Months
	Ended
	June 30,	Years Ended December 31,
	2014	2013	2012 (a)	2011 (a)	2010 (a)	2009 (a)
Earnings:
Income (loss) from continuing operations before provision for income taxes and income from equity investees	$107,177	$(132,786)	$(132,173)	$225,771	$244,917	$230,276
Add:
Fixed charges	76,967	149,090	122,286	109,825	102,642	102,557
Amortization of capitalized interest	663	1,216	1,012	793	642	553
Distributions from joint ventures	3,094	7,956	6,364	14,374	9,625	9,700
Less: Interest capitalized	(1,964)	(4,501)	(7,737)	(5,388)	(3,701)	(1,650)
Total earnings	$185,937	$20,975	$(10,248)	$345,375	$354,125	$341,436
Fixed charges:
Interest expense, net	$67,539	$127,119	$90,535	$81,539	$77,764	$79,312
Interest capitalized	1,964	4,501	7,737	5,388	3,701	1,650
Rental expense interest factor (b)	7,464	17,470	24,014	22,898	21,177	21,595
Total fixed charges	$76,967	$149,090	$122,286	$109,825	$102,642	$102,557
Ratio of earnings to fixed charges	2.4x	(c)	(d)	3.1x	3.5x	3.3x

(a)	Prior year amounts have been adjusted for discontinued operations.

(b)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(c)
For the year ended December 31, 2013, earnings were insufficient to cover fixed charges by $128.1 million. The deficiency included a goodwill impairment loss of $304.5 million related to the Statia terminals reporting unit.

(d)
For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $132.5 million. The deficiency included the effect of $271.8 million of impairment losses mainly resulting from the write-down of the carrying value of our long-lived assets related to our asphalt operations, including fixed assets, goodwill, intangible assets and other long-term assets.